Giddings & Lewis, Inc.
                              Amendments to By-Laws

   1. Effective December 4, 1996, the first sentence of Section 3.01(b) of the by-laws was amended in its entirety to provide as follows:

                  The number of directors of the corporation shall be
             eight (8), divided into three (3) classes of three (3), three (3) and two (2) directors, respectively.

   2.   Effective February 7, 1997, a new subparagraph (c) was added to
        Section 3.01 to provide as follows:

                  (c) Notwithstanding the provisions of Section
             3.01(b), the term of a director who is an officer of the Company shall immediately cease at any time that such director is no longer an officer of the Company. This Section 3.01(c) shall be effective for directors standing for election or reelection to the Board of Directors, as the case may be, after February 7, 1997.